SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)


                                  NDS Group plc
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                                (Name of Issuer)


              Series A ordinary shares of $0.01 par value per share
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                         (Title of Class of Securities)


                                    628891103
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                                 (CUSIP Number)



                                 David Woodburn
                                 AKO Capital LLP
                                61 Conduit Street
                         London, United Kingdom WIS 2GB
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 1, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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     The  information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    628891103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     AKO Master Fund Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,560,671

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,560,671

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,560,671

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.    628891103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     AKO Capital LLP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,560,671

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,560,671

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,560,671

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14.  TYPE OF REPORTING PERSON

     PN,IA

CUSIP No.    628891103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nicolai Tangen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,560,671

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,560,671

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,560,671

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.   628891103
          ---------------------

Item 1.  Security and Issuer.

     The name of the issuer is NDS Group plc (the "Issuer"). The address of the Issuer's offices is One Heathrow Boulevard, 286 Bath Road, West Drayton, Middlesex, United Kingdom. This Schedule 13D relates to the Issuer's Series A ordinary shares, par value $0.01 per share (the "Shares").


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by AKO Master Fund Limited, a Cayman Islands exempted company, AKO Capital LLP, a limited liability partnership formed in the United Kingdom and Nicolai Tangen, a Citizen of Norway (collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is 61 Conduit Street, London, United Kingdom WIS 2GB.

     Nicolai Tangen controls AKO Capital LLP, which serves as the investment manager to AKO Master Fund Limited.

     The Directors of AKO Master Fund Limited are Martin Eberhard, Declan Quilligan, Adrian O'Carroll and Nicolai Tangen.

     (d) Nicolai Tangen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of AKO Master Fund Limited, over which Nicolai Tangen, through his role at AKO Capital, LLP, exercises investment discretion. The total cost for the Shares held by the Reporting Persons is $77,187,003.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the Partnership's ordinary course of business.


--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for investment purposes. The acquisition of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be. The Reporting Persons currently hold the Shares with a purpose of influencing the Issuer as set forth below.

     On June 27, 2008, News Corporation issued a press release announcing that News Corporation and two newly incorporated companies formed by funds advised by Permira Advisers LLP have proposed a transaction (the "Transaction") to an independent committee of the board of directors of the Issuer. The Transaction would result in the merger of the Issuer, with current shareholders receiving $60.0 per share consideration and the Issuer ceasing to be a public company. Additionally, as a result of the Transaction, the funds advised by Permira Advisers LLP and News Corporation would own 51% and 49% of the vote and value in the Issuer, respectively. The Reporting Persons intend to be in contact with representatives of the company including the independent committee of the Issuer's board of directors and its advisors, members of the Issuer's management, the Issuer's board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value including, but not limited to, increasing the amount of such merger consideration.

     The Reporting Persons have no plans or proposals which, other than as expressly set forth above, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, the Reporting Persons may each be deemed to be the beneficial owners of 1,560,671 Shares (9.6)% of the Issuer, based upon the 16,187,137 Shares outstanding as of March 31, 2008, according to the Issuer's most recent 10Q filed with the Securities and Exchange Commission.

     The Reporting Persons have the sole power to vote or direct the vote of 0 Shares to which this filing relates. The Reporting Persons have the shared power to vote or direct the vote of 1,560,671 Shares to which this filing relates.

     The Reporting Persons have the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. The Reporting Persons have the shared power to dispose or direct the disposition of 1,560,671 Shares to which this filing relates.

     There have not been any transactions in the Shares effected by the Reporting Persons in the last 60 days.

     Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.


-------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any other contract, arrangement, understanding or relationship with any other person with respect to the Shares.


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Item 7.  Material to be Filed as Exhibits.

Exhibit A         Joint Filing Agreement

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

                                   SIGNATURE

     After reasonable inquiry and to the best of such Reporting Person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 9, 2008
-----------------------
(Date)


AKO Master Fund Limited
By: AKO Capital LLP

/s/ David Woodburn
------------------
David Woodburn
Title: Board Member


AKO Capital LLP

/s/ David Woodburn
------------------
David Woodburn
Title: Board Member


/s/ Nicolai Tangen
------------------
Nicolai Tangen

                                                                      Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13D dated July 9, 2008 relating to the Series A ordinary shares, par value $0.01 per share of NDS Group, plc shall be filed on behalf of the undersigned.




AKO Master Fund Limited
By: AKO Capital LLP

/s/ David Woodburn
------------------
David Woodburn
Title: Board Member


AKO Capital LLP

/s/ David Woodburn
------------------
David Woodburn
Title: Board Member


/s/ Nicolai Tangen
------------------
Nicolai Tangen


July 9, 2008





SK 25275 0001 898200